Independent Accountant's Report

The Board of Directors of
BNY Mellon Intermediate Municipal Bond Fund, Inc.

We have examined management's assertion, included in the accompanying Report of Management on Compliance with Certain Provisions of the Investment
Company Act of 1940, that
BNY Mellon Intermediate Municipal Bond Fund, Inc.
(the Company)
complied with the requirements of
subsections (b) and (c) of Rule 17f-2 under the Investment
Company Act of 1940 (the Act) as of August 31, 2022.
Management is responsible for its assertion about compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Act (the specified requirements). Our responsibility is to express an opinion on management's assertion about the Company's compliance with the specified requirements based on our examination.

Our examination was conducted in accordance with the attestation standards established by the Public Company
Accounting Oversight Board ("PCAOB") (United States).
Those standards require that we
plan and perform the examination to obtain reasonable assurance about whether management's assertion about compliance with the specified requirements is fairly stated, in all material respects. An examination involves performing procedures to obtain evidence about whether management's assertion is fairly stated, in all material respects. The nature, timing, and extent of the procedures selected depend on our judgment, including an assessment of the risks of material misstatement of management's assertion, whether due to fraud or error.
We believe that the evidence we obtained is sufficient and appropriate to provide a reasonable basis for our opinion.

We are required to be independent of
BNY Mellon Intermediate Municipal Bond Fund, Inc.
and to meet our other ethical responsibilities, as applicable for examination engagements set forth in the Preface: Applicable to All Members and Part 1 : Members in Public Practice of the
Code of Professional Conduct established by the PCAOB.

Included among our procedures were the
following tests performed as of August 31, 2022 and with respect to agreement of security purchases and sales, for the period from May 1, 2022 (the date of our last examination), through August 31, 2022:

Confirmation of all securities held by institutions in book entry form (e.g., the Federal Reserve Bank of Kansas City, the Depository Trust Company and various sub-custodians);

Confirmation of all securities hypothecated, pledged, placed in escrow or out for transfer with brokers, pledgees, transfer agents or securities lending administrators;

Reconciliation of all such securities
to the books and records of the Company and The Bank of New York Mellon (the Custodian);

Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with The Bank of New York Mellon (the Custodian) records, if any; and

Agreement of 5 security purchases and 5 security sales or maturities, if occurred, since our last report from the books and records of the Company, to corresponding bank statements.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

In our opinion, management's assertion that BNY Mellon Intermediate Municipal Bond Fund, Inc.
complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Act as of August 31, 2022, with respect to securities reflected in the investment account of the
Company is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors of BNY Mellon Intermediate Municipal Bond Fund, Inc.
and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

               /s/ERNST & YOUNG LLP

New York, New York
November 28, 2022


Report of Management on Compliance with
        Certain Provisions
of the Investment Company Act of 1940

November 28, 2022

We, as members of management of
BNY Mellon Intermediate Municipal Bond Fund, Inc.
(the Company),
are responsible for complying with the
requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management
Investment Companies," of the Investment Company
Act of 1940 ("the Act"). We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of August 31, 2022 and from May 1, 2022 through August 31, 2022.

Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections
(b) and (c) of Rule 17f-2 of the Act
as of August 31, 2022 and from
May 1, 2022 through August 31, 2022, with respect to securities reflected in the investment account of the Company.

BNY Mellon Intermediate Municipal Bond Fund, Inc.


By:

     /s/Jim Windels
     Jim Windels,
     Treasurer
     BNY Mellon Investment Adviser, Inc.